Algonquin Power & Utilities Corp. Announces 2024 Third Quarter Financial Results
Making progress in strategic transition to regulated utility
OAKVILLE, Ontario - November 7, 2024 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) announced today financial results for the third quarter ended September 30, 2024. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“We continue to hit key milestones on our journey towards a simpler and more focused regulated business," said Chris Huskilson, Chief Executive Officer of AQN. "These successes include the announced sales of our renewables business and Atlantica ownership stake, completion of the rollout of our new IT platform, appointment of new corporate leadership, the simplification of our capital structure, and recent rate case filings to improve our earned returns. In all, we are proud of the progress we have made, though this is a multi-year journey and there is still much work to be done. We are committed to serving our customers and producing an appropriate return on our investments and we are confident we are on the right path to do so.”
Third Quarter 2024 Financial Results for Continuing Operations1
•Net Utility Sales2 of $442.9 million, an increase of 6%;
•Adjusted EBITDA2 of $264.4 million, an increase of 4%;
•Adjusted Net Earnings2 of $64.9 million, a decrease of 5%; and
•Adjusted Net Earnings2 per common share of $0.08, a decrease of 20%, in each case on a year-over-year basis.

All amounts in U.S. $ millions except per share information	Three months ended September 30			Nine months ended September 30
	2024	2023	Change	2024	2023	Change
Revenue[3]	$573.2	$564.8	1%	$1,734.7	$1,818.3	(5)%
Regulated Services Group Revenue	563.9	555.9	1%	1,705.8	1,790.5	(5)%
Hydro Group Revenue	8.9	8.5	4%	28.0	26.7	5%
Corporate Group Revenue	0.4	0.4	—	1.0	1.1	(9)%
Net earnings (loss) attributable to shareholders from continuing operations	49.5	(174.9)	128%	172.9	(184.3)	194%
Per common share from continuing operations	0.06	(0.26)	123%	0.23	(0.28)	182%
Net earnings (loss) attributable to shareholders including discontinued operations	(1,305.7)	(174.5)	(648)%	(1,194.1)	(157.6)	(657)%
Per common share including discontinued operations	(1.71)	(0.26)	(556)%	(1.67)	(0.24)	(596)%
Cash provided by operating activities	66.7	132.6	(50)%	433.6	427.3	1%
Adjusted Net Earnings[2]	64.9	68.6	(5)%	186.8	198.2	(6)%
Per common share	0.08	0.10	(20)%	0.25	0.28	(11)%
Adjusted EBITDA[2]	264.4	254.9	4%	790.5	751.4	5%
Adjusted EBITDA[2] for Regulated Services Group	236.2	228.7	3%	706.0	674.0	5%
Adjusted EBITDA[2] for Hydro Group	7.1	6.5	9%	21.0	19.5	8%
Adjusted EBITDA[2] for Corporate Group	21.1	19.7	7%	63.5	57.9	10%
Adjusted Funds from Operations[2]	143.3	146.8	(2)%	434.1	433.5	—
Dividends per common share	0.0650	0.1085	(40)%	0.2820	0.3255	(13)%
Long-term Debt	7,475.7	7,500.2	—	7,475.7	7,500.2	—
1AQN's operations are now organized across three business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Hydro Group, consisting of the hydroelectric business which is not being sold as a part of the renewables business; and the Corporate Group, which includes corporate and service companies as well as the Company's investment in Atlantica.
2Please refer to "Non-GAAP Measures" below for further details.
3Discontinued Operations Revenue for the three months and nine months ended September 30, 2024 totaled $66.3 million and $240.5 million, respectively, versus $60.0 million and $213.0 million for the three months and nine months ended September 30, 2023.
Third Quarter 2024 Operational Results and Corporate Actions
•Regulated Services Group saw growth from implementation of new rates, offset by higher depreciation, higher financing costs and greater share count - The Regulated Services Group recorded third quarter year-over-year growth in Adjusted EBITDA of 3% (see "Non-GAAP Measures" below), due to the implementation of new rates, most notably at the Bermuda, CalPeco, Empire Arkansas Electric utilities, and New York Water utility. New rates were more than offset by higher operating expenses, and depreciation. Additionally, the June, 17 2024 settlement of share purchase contracts related to AQN’s green equity units drove a higher year-over-year share count.
•New York Water settlement approval constructively concludes first rate case since acquisition – On August 15, 2024, the New York Public Service Commission issued an order authorizing a $38.6 million increase in revenues over a three-year rate plan for the Company’s New York Water utility, and including a 9.1% allowed return on equity and 48% equity ratio. New rates became effective September 1, 2024, and are being collected retroactive to April 1, 2024.

•Upcoming rate cases mark meaningful steps toward closing earned return gap – On September 20, 2024, the Company filed a rate case for its CalPeco Electric utility, seeking an increase in revenues of $39.8 million based on a return on equity of 11.0%, an equity ratio of 52.5%, and additions to rate base of approximately $150 million through the end of 2025. Additionally, on November 6, 2024, the Company filed a rate case for its Empire Electric utility in Missouri, requesting $92.1 million in revenue increases and predicated on a 10.0% allowed return on equity. The rate case, if approved, would increase rate base by approximately $534 million. Separately, the Company also expects to file a rate case for its Litchfield Park Water utility in Arizona in the first half of 2025. The three rate cases combined, if resolved in accordance with the Company’s expectations, would comprise over $700 million of the capital already invested by the Company but not yet reflected in rates. Reducing regulatory lag continues to be a core objective of AQN.
•Announced sale agreement of Renewable Energy Business – On August 9, 2024, the Company entered into an agreement to sell its renewable energy business, excluding hydro, to a wholly-owned subsidiary of LS Power for total cash consideration of up to $2.5 billion (subject to certain closing adjustments). The Company has reclassified its renewable energy business, excluding hydro, as “discontinued operations”.
AQN's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2024 and management discussion and analysis for the three and nine months ended September 30, 2024 (the "Interim MD&A") will be available on its website at www.AlgonquinPower.com and in its corporate filings on SEDAR+ at www.sedarplus.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings).
Earnings Conference Call
AQN will hold an earnings conference call at 10:00 a.m. eastern time on Thursday, November 7, 2024, hosted by Chief Executive Officer, Chris Huskilson, and Chief Financial Officer, Darren Myers.

Date:	Thursday, November 7, 2024
Time:	10:00 a.m. ET
Conference Call:	Toll Free Dial-In Number	1 (800) 715-9871
	Toll Dial-In Number	1 (647) 932-3411
	Conference ID	7888098
Webcast:	https://edge.media-server.com/mmc/p/eoi9utr9
Presentation also available at: www.algonquinpower.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.

Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “intends”, “would”, “objective” and “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the expected sale of Company’s renewable energy business; expectations regarding rate cases, including the expected outcomes thereof; and the Company’s objective of reducing regulatory lag. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. There can be no assurance that a sale regarding the Company’s renewable energy business will occur, or that any of the intended benefits and aims of any such transaction will be realized. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2023, and Interim MD&A, each of which is or will be available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Explanatory Note
The term "rate base" is used in this document. Rate base is a measure specific to rate-regulated utilities that is not intended to represent any financial measure as defined by U.S. GAAP. The measure is used by the regulatory authorities in the jurisdictions where the Company's rate-regulated subsidiaries operate. The calculation of this measure may not be comparable to similarly-titled measures used by other companies.

Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (or “Adjusted EBITDA”), “Adjusted Funds from Operations”, and “Net Utility Sales”, which are used in this news release, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures can be found in the section titled "Caution Concerning Non-GAAP Measures" in the Interim MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found below. In addition, “Adjusted Net Earnings” is presented in this news release on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.

Reconciliation of AQN Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to AQN Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Net earnings (loss) attributable to shareholders	$(1,305.7)	$(174.5)	$(1,194.1)	$(157.6)
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	0.8	7.0	4.2	26.1
Loss from discontinued operations, net of tax	1,355.2	(0.4)	1,367.0	(26.6)
Income tax expense (recovery)	6.4	(40.8)	33.3	(50.0)
Interest expense	91.4	81.6	274.1	232.7
Other net losses[1]	9.5	74.2	19.9	111.4
Pension and post-employment non-service costs	3.0	4.9	10.4	15.2
Change in value of investments carried at fair value[2]	(1.6)	212.4	(23.7)	332.8
Gain on derivative financial instruments	(0.3)	(0.7)	(0.5)	(3.9)
Loss on foreign exchange	6.3	2.9	3.8	8.3
Depreciation and amortization	99.4	88.3	296.1	263.0
Adjusted EBITDA	$264.4	$254.9	$790.5	$751.4

1	See Note 15 in the unaudited interim condensed consolidated financial statements.
2	See Note 6 in the unaudited interim condensed consolidated financial statements.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions except per share information)	2024	2023	2024	2023
Net earnings (loss) attributable to shareholders	$(1,305.7)	$(174.5)	$(1,194.1)	$(157.6)
Add (deduct):
Loss (Earnings) from discontinued operations	1,355.2	(0.4)	1,367.0	(26.6)
Gain on derivative financial instruments	(0.3)	(0.7)	(0.5)	(3.9)
Other net losses[1]	9.5	74.2	19.9	111.4
Loss on foreign exchange	6.3	2.9	3.8	8.3
Change in value of investments carried at fair value[2]	(1.6)	212.4	(23.7)	332.8
Adjustment for taxes related to above	1.5	(45.3)	14.4	(66.2)
Adjusted Net Earnings	$64.9	$68.6	$186.8	$198.2
Adjusted Net Earnings per common share	$0.08	$0.10	$0.25	$0.28

1	See Note 15 in the unaudited interim condensed consolidated financial statements.
2	See Note 6 in the unaudited interim condensed consolidated financial statements.

Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Cash provided by operating activities	$66.7	$132.6	$433.6	$427.3
Add (deduct):
Cash provided (used in) operating activities of discontinued operations	(2.7)	(42.6)	(79.5)	(78.7)
Changes in non-cash operating items for continuing and discontinued operations	70.6	34.8	54.6	88.1
Changes in non-cash operating items from discontinued operations	8.7	22.0	23.4	(3.2)
Production based cash contribution from non-controlling interest for continuing operations	—	—	2.0	—
Adjusted Funds from Operations	$143.3	$146.8	$434.1	$433.5

Reconciliation of Regulated Services Group Adjusted EBITDA to Operating Income
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Regulated Services Group Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Revenue
Regulated electricity distribution	$361.4	$354.3	$971.5	$998.5
Less: Regulated electricity purchased	(100.9)	(110.1)	(280.6)	(334.0)
Net Utility Sales – electricity[1]	260.5	244.2	690.9	664.5
Regulated gas distribution	65.7	73.0	393.9	453.7
Less: Regulated gas purchased	(13.2)	(21.6)	(132.1)	(195.5)
Net Utility Sales – natural gas[1]	52.5	51.4	261.8	258.2
Regulated water reclamation and distribution	124.3	115.3	302.1	298.6
Less: Regulated water purchased	(6.8)	(5.9)	(15.0)	(13.6)
Net Utility Sales – water reclamation and distribution[1]	117.5	109.4	287.1	285.0
Other revenue[2]	12.4	13.2	38.3	39.8
Net Utility Sales[1,3]	442.9	418.2	1,278.1	1,247.5
Operating expenses	(231.3)	(209.6)	(654.6)	(635.3)
Income from long-term investments	7.7	13.7	23.1	33.3
HLBV[4]	16.9	6.4	59.4	28.5
Adjusted EBITDA [1,5]	$236.2	$228.7	$706.0	$674.0

1	See Caution Concerning Non-GAAP Measures.
2	See Note 17 in the unaudited interim condensed consolidated financial statements.
3
This table contains a reconciliation of Net Utility Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 17 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales should not be construed as an alternative to revenue.

4
Hypothetical Liquidation at Book Value ("HLBV") income represents the value of net tax attributes monetized by the Regulated Services Group in the period at the Luning and Turquoise Solar Facilities and the Neosho Ridge, Kings Point and North Fork Ridge Wind Facilities.

5
This table contains a reconciliation of Adjusted EBITDA to revenue for the Regulated Services Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 17 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to revenue.

Reconciliation of Corporate Group Adjusted EBITDA to Operating Income
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Corporate Group Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Revenue	0.4	0.4	1.0	1.1
Add: Interest, dividend, equity, and other income[3]	23.0	18.3	67.8	57.1
Less: Operating expenses	2.3	(1.0)	5.3	0.3
Corporate Group Adjusted EBITDA[1]	21.1	19.7	63.5	57.9

1	See Caution Concerning Non-GAAP Measures.
2
This table contains a reconciliation of Adjusted EBITDA to revenue for the Corporate Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 17 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of the Corporate Group. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to revenue.

3
Primarily includes dividends from Atlantica of $21.8 million and $22.0 million for the three months ended September 30, 2024 and 2023 respectively. The nine months ended September 30, 2024 and 2023 includes dividends from Atlantica of $65.4 million and $65.6 million respectively.

Reconciliation of Hydro Group Adjusted EBITDA to Operating Income
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Hydro Group Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Revenue	$8.9	$8.3	$27.2	$25.7
Less: Cost of Sales - Hydro	—	0.1	0.2	0.4
Add: Other income	—	0.2	0.8	1.0
Less: Operating expenses	1.8	1.9	6.8	6.8
Hydro Group Adjusted EBITDA[1]	$7.1	$6.5	$21.0	$19.5

1	See Caution Concerning Non-GAAP Measures.
2
This table contains a reconciliation of Adjusted EBITDA to revenue for the Hydro Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 17 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of the Hydro Group. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to revenue.